UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.  )
Under the Securities Exchange Act of 1934

Euroseas, Ltd.
(Name of Issuer)

Common Stock, par value $0.03 per share
(Title of Class of Securities)

Y23592200
(CUSIP Number)

David Maryles
Managing Director, Legal & Compliance
BlackRock, Inc.
55 East 52nd Street
New York, NY 10055
(212) 810-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BlackRock, Inc. (TIN: 23-0174431)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – Funds of investment advisory clients

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,171,403 (1)

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
2,171,403 (1)

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,171,403 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
Reflects 900,000 shares of Euroseas Ltd.’s (the “Issuer’s”) common stock, par value $0.03 per share (“Common Stock”), together with Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”) that are convertible into 1,271,403 shares of Common Stock.

(2)
Based on (a) 11,274,126 shares of Common Stock outstanding as of May 18, 2018, as reported by the Issuer in its Report on Form 6-K filed with the U.S. Securities and Exchange Commission on May 30, 2018, and (b) Series B Preferred Shares that are convertible into 1,271,403 shares of Common Stock, as computed in accordance with Rule 13d-3(d)(1).

EXPLANATORY NOTE
Reference is hereby made to the Schedule 13D in respect of shares of common stock, par value $0.03 per share (the “Common Stock”), of Euroseas, Ltd. (the “Issuer”) filed on behalf of Tennenbaum Capital Partners, LLC (“TCP”) with the U.S. Securities and Exchange Commission on January 31, 2014 (the “Original TCP Schedule 13D”), as amended on March 20, 2014, January 14, 2016, March 8, 2016, December 19, 2016, June 12, 2017, June 11, 2018 and August 3, 2018 (together with the Original TCP Schedule 13D, the “TCP Schedule 13D”).  Capitalized terms used herein but not defined herein have the respective meanings defined in the TCP Schedule 13D.
On August 1, 2018, BlackRock, Inc., a Delaware corporation (“BlackRock”) acquired indirect control of TCP pursuant to the terms of an Agreement and Plan of Merger dated as of April 17, 2018 (the “TCP Transaction”).   As a result of the TCP Transaction, BlackRock may be deemed to have acquired beneficial ownership of the shares of Common Stock that may be deemed to be beneficially owned by TCP.  Except to the extent that BlackRock acquired indirect control of TCP in the TCP Transaction and TCP has made certain disclosures in the TCP Schedule 13D, BlackRock did not acquire any such beneficial ownership with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, or in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer.
To the extent applicable, the TCP Schedule 13D, as modified by this filing, is hereby adopted as BlackRock’s initial statement of beneficial ownership on Schedule 13D (the “Initial BlackRock Statement”) in respect of the Common Stock of the Issuer.  While TCP has filed a separate amendment to the TCP Schedule 13D filing in connection with the completion of the TCP Transaction, all future 13D amendment filings relating to the beneficial ownership by BlackRock or TCP of the Issuer’s shares of Common Stock will be made as amendments to this Initial BlackRock Statement.

ITEM 1.         SECURITY AND ISSUER

This Initial BlackRock Statement relates to the Common Stock of Euroseas, Ltd., a corporation organized under the laws of the Republic of the Marshall Islands.  Euroseas, Ltd.’s principal executive offices are located at 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.

ITEM 2.         IDENTITY AND BACKGROUND
For purposes of this Initial BlackRock Statement, Item 2 of the TCP Schedule 13D is hereby supplemented with the following:
(a) – (c) and (f)
BlackRock is a Delaware corporation that, through its subsidiaries, provides diversified investment management directly and indirectly through various investment products to institutions, intermediaries and individual investors.  Investment management services primarily consist of the management of equity, fixed income, multi-asset class, alternative investment and cash management products. BlackRock, through its subsidiaries, offers its investment products in a variety of accounts, including open-end and closed-end mutual funds, iShares® exchange-traded funds, collective investment trusts and separate accounts.  In addition, BlackRock, through its subsidiaries, provides market risk management, financial markets advisory and enterprise investment system services to a broad base of clients.  Financial markets advisory services include valuation services relating to illiquid securities, dispositions and workout assignments (including long-term portfolio liquidation assignments), risk management and strategic planning and execution.  The principal office and business address of BlackRock is 55 East 52nd Street, New York, NY 10055.

Current information concerning the identity, background and citizenship of each executive officer and director of BlackRock is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.
(d) and (e)
During the last five years, none of BlackRock or, to the best of its knowledge, any of the Covered Persons has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Annex B, attached hereto, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Neither the present filing nor anything contained herein shall be construed as an admission that BlackRock constitutes a “person” for any purposes other than Section 13(d) of the Exchange Act.
ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER
For purposes of this Initial BlackRock Statement, Item 5 of the TCP Schedule 13D is hereby supplemented with the following:
(a) and (b)
As a result of the TCP Transaction described in the Explanatory Note, which is incorporated herein by reference, BlackRock may be deemed to beneficially own the shares of Common Stock that TCP may be deemed to beneficially own.  Other than such shares, neither BlackRock nor, to the best of its knowledge, any of the Covered Persons, beneficially owns any shares of Common Stock.
(c) Except as set forth in this Initial BlackRock Statement, neither BlackRock nor, to the best of its knowledge, any of the Covered Persons has engaged in any transaction in any shares of Common Stock during the 60-day period ended August 3, 2018.
(d) Except for investment advisory clients of TCP, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein, no other person is known by BlackRock to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be beneficially owned by BlackRock.
(e) Not applicable.
ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

1.	Power of Attorney, dated December 8, 2015, relating to BlackRock, Inc.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 3, 2018
BlackRock, Inc.

By:	/s/ David Maryles
Name: David Maryles
Title: Managing Director, Legal & Compliance

Annex A
The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).
Executive Officers

Name	Position	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	55 East 52nd Street New York, NY 10055	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	55 East 52nd Street New York, NY 10055	U.S.

Robert L. Goldstein	Senior Managing Director and Chief Operating Officer	55 East 52nd Street New York, NY 10055	U.S.

Rachel Lord	Senior Managing Director and Head of Europe, Middle East and Africa	Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Robert W. Fairbairn	Senior Managing Director and Head of Strategic Partner Program	55 East 52nd Street New York, NY 10055	U.S.

J. Richard Kushel	Senior Managing Director and Global Head of Multi-Asset Strategies	55 East 52nd Street New York, NY 10055	U.S.

Mark S. McCombe	Senior Managing Director and Global Head of BlackRock Alternative Investors	55 East 52nd Street New York, NY 10055	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	40 East 52nd Street New York, NY 10028	U.S.

Jeffrey A. Smith	Senior Managing Director and Head of Global Human Resources	55 East 52nd Street New York, NY 10055	U.S.

Ryan D. Stork	Senior Managing Director and Chairman of BlackRock Asia Pacific	16/F Champion Tower 3 Garden Road Central, Hong Kong	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mathis Cabiallavetta	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Switzerland

William S. Demchak	The PNC Financial Services Group, Inc. – President, Chairman and CEO	The PNC Financial Services Group, Inc. One PNC Plaza Avenue Pittsburgh, PA 15222	U.S.

William E. Ford	General Atlantic – Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Floor New York, NY 10055	U.S.
Murry S. Gerber	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Margaret L. Johnson	Microsoft Corporation – Executive Vice President of Business Development	Microsoft One Microsoft Way Redmond, WA 98052	U.S.

Sir Deryck Maughan	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.K.

Gordon M. Nixon	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Charles H. Robbins	Cisco Systems, Inc. – Chief Executive Officer and Board Member	Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134	U.S.

Ivan G. Seidenberg	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Pamela Daley	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Jessica Einhorn	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. – President and Chief Executive Officer	The Estée Lauder Companies Inc. 767 Fifth Avenue, 40th Floor New York, NY 10153	Italy & U.S.

Cheryl D. Mills	BlackIvy Group – Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. – Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Susan L. Wagner	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wilson	Aviva plc – Chief Executive Officer	Aviva St. Helen’s 1 Undershaft London EC3P 3DQ	New Zealand

Annex B
On January 17, 2017, BlackRock, Inc. (“BlackRock”) reached an agreement with the U.S. Securities and Exchange Commission (the “SEC”), resolving a matter regarding a provision in an old version of BlackRock’s form employee separation agreement that the SEC found violated the Dodd Frank Act’s whistleblower provisions. In the settlement with the SEC, BlackRock agreed to pay a $340,000 penalty and consented to the entry of an Administrative Order containing a finding that BlackRock violated Rule 21F-17 under the Securities Exchange Act of 1934 and ordering BlackRock to cease and desist from committing or causing any violations and any future violations of Rule 21F-17.

Exhibit 1

POWER OF ATTORNEY

The undersigned, BLACKROCK, INC., a corporation duly organized under the laws of the State of Delaware, United States (the “Company”), does hereby make, constitute and appoint each of Matthew Mallow, Chris Meade, Howard Surloff, Dan Waltcher, Georgina Fogo, Charles Park, Enda McMahon, Carsten Otto, Con Tzatzakis, Karen Clark, Andrew Crain, Herm Howerton, David Maryles, Daniel Ronnen, John Stelley, John Ardley, Maureen Gleeson and Spencer Fleming acting severally, as its true and lawful attorneys-in-fact, for the purpose of, from time to time, executing in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, Including without limitation Forms 3, 4, 5, 13D, 13F, 13G and 13H and any amendments to any of the Foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person’s execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall expressly revoke the power of attorney dated 1st day of October, 2015 in respect of the subject matter hereof, shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 8th day of December, 2015.

BLACKROCK, INC.

By: /s/ Chris Jones
Name: Chris Jones
Title: Chief Investment Officer